Delisting Determination, The Nasdaq Stock Market, LLC, May 11, 2026
FAT Brands Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of FAT Brands Inc. effective at the opening of the trading session on May 26, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on January 28, 2026. The Company did not appeal Staff's Delist Determination Letter.

The Company securities were suspended on February 4, 2026. The
Staff determination to delist the Company securities became final on February 4, 2026.